                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                                 Sage Group plc
   (Exact name of Issuer of deposited securities as specified in its charter)
                                     England
            (Jurisdiction of Incorporation or organization of Issuer)

                                   ----------

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                    60 Wall Street, New York, New York 10005
                            Tel. No.: (212) 250-9100
       (Address, including zip code, and telephone number of depositary's principal offices)

                                   ----------

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100
    (Address, including zip code, and telephone number of agent for service)

                                   ----------

                                    Copy to:

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                                 60 Wall Street
                            New York, New York 10005

     It is proposed that this filing become effective under Rule 466

               [X] immediately upon filing [_] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE
                         -------------------------------

=====================================================================================================
                                                                           Proposed
                                                       Proposed            Maximum
                                           Amount      Maximum             Aggregate     Amount of
Title of Each Class of                      to be      Offering            Offering      Registration
Securities to be Registered               Registered   Price Per Unit (1)  Price (2)     Fee
-----------------------------------------------------------------------------------------------------
American Depositary Shares evidenced
by American Depositary Receipts, each
American Depositary Share
representing four ordinary shares of
Sage Group plc                            100,000,000       $0.05           $5,000,000    $405
=====================================================================================================

(1) Each unit represents one American Depositary Share.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                     Location in Form of American Depositary
  Item Number and Caption                            Receipt Filed Herewith as Prospectus
  -----------------------                            ------------------------------------
    (1)  Name and address of Depositary              Introductory paragraph
    (2)  Title of American Depositary Receipts and   Face of American Depositary Receipt, top center
         identity of deposited securities

  Terms of Deposit:
  (i)     Amount of deposited securities             Face of American Depositary Receipt, upper right
          represented by one unit of American        corner
          Depositary Shares
  (ii)    Procedure for voting, if any, the          Articles (12) and (14)
          deposited securities
  (iii)   Collection and distribution of             Article (13)
          dividends
  (iv)    Transmission of notices, reports and       Articles (11) and (12)
          proxy soliciting material
  (v)     Sale or exercise of rights                 Articles (13) and (14)
  (vi)    Deposit or sale of securities resulting    Articles (13) and (16)
          from dividends, splits or plans of
          reorganization
  (vii)   Amendment, extension or termination of     Articles (18) and (19)
          the Deposit Agreement
  (viii)  Rights of holders of receipts to inspect   Article (3)
          the transfer books of the Depositary and
          the list of Holders of receipts
  (ix)    Restrictions upon the right to deposit or  Articles (1), (2), (4), (6), (15), (16) and (17)
          withdraw the underlying securities
  (x)     Limitation upon the liability of the       Introductory paragraph and Articles (1), (2), (4),
          Depositary                                 (7), (16) and (17)
  (3)     Fees and Charges                           Article (20)

Item 2.  AVAILABLE INFORMATION

                                                     Location in Form of American Depositary
  Item Number and Caption                            Receipt Filed Herewith as Prospectus
  -----------------------                            ------------------------------------
  (a)    Statement that the issuer of the deposited  Article (11)
         securities specified above furnishes the
         Commission with certain public reports and
         documents required by foreign law or
         otherwise under Rule 12g3-2(b) under the
         Securities Exchange Act of 1934 and that
         such reports can be inspected by holders
         of American Depositary Receipts and copied
         at public reference facilities maintained
         by the Commission in Washington, D.C.


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

                                   Prospectus

    THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY
    RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE
                       SECURITIES AND EXCHANGE COMMISSION


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

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

        (a) Copy of Agreement - The Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

        (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

        (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

        (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

        (e)     Certification under Rule 466.

Item 4. UNDERTAKINGS

        (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

        (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 19, 2003.

                                      Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of common stock of Sage Group plc


                                      By: /s/William Fahey               .
                                          --------------------------------
                                          William Fahey
                                          Vice President


                                      By: /s/Paul Martin                 .
                                          --------------------------------
                                          Paul Martin
                                          Vice President


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

                                INDEX TO EXHIBITS

Exhibit                                                 Sequentially
Number                                                  Numbered Page
------                                                  -------------
   (a)   Form of ADR
   (d)   Opinion of Ziegler, Ziegler & Associates LLP,
         counsel to the Depositary, as to the legality
         of the securities to be registered.
   (e)   Rule 466 Certification